MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                EXHIBIT 11 - COMPUTATION OF NET INCOME PER SHARE
                    (in thousands, except per share amounts)

                                                 (unaudited)
                                             Three Months Ended       Nine Months Ended
                                                 December 31,           December 31,
                                              1997         1996       1997        1996
                                              ----         ----       ----        ----

Net income                                   $13,127     $14,755     $50,141     $34,567
                                             =======     =======     =======     =======

Weighted average shares:
     Common shares outstanding                53,762      51,189      53,362      51,274

     Common equivalent shares
         representing shares issuable
         upon exercise of stock options(1)     3,060       3,405       3,195       2,927
                                             -------     -------     -------     -------

              Weighted average common
                  and common equivalent
                  shares outstanding          56,822      54,594      56,557      54,201
                                             =======     =======     =======     =======

Basic net income per share                   $  0.24     $  0.29     $  0.94     $  0.67
                                             =======     =======     =======     =======

Diluted net income per share                 $  0.23     $  0.27     $  0.89     $  0.64
                                             =======     =======     =======     =======

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(1) Amount calculated using the treasury stock method and fair market values for stock.